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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)



                            Ostex International, Inc.
                            -------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)


                                   68859Q 10 1
                                 --------------
                                 (CUSIP number)


                                  Ron Zwanziger
                       Inverness Medical Innovations, Inc.
                            51 Sawyer Road, Suite 200
                                Waltham, MA 02453
                                 (781) 647-3900
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   (Name, address and telephone number of person authorized to receive notices and communications)


                                September 6, 2002
              ------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes included hereto).

                       (Continued on the following pages)

                               (Page 1 of 7 Pages)


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   CUSIP NO. 68859Q 10 1             13D               PAGE 2 OF 7 PAGES
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1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Inverness Medical Innovations, Inc.
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2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  |_|
                                                                   (b)  |X|
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3.         SEC USE ONLY
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4.         SOURCE OF FUNDS*
           OO
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5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                |_|
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6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
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     NUMBER OF SHARES        7.       SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH            6,492,981 (See Item 5)
   REPORTING PERSON WITH
                             --------------------------------------------------
                             8.       SHARED VOTING POWER
                                      0
                             --------------------------------------------------
                             9.       SOLE DISPOSITIVE POWER
                                      2,503,661 (See Item 5)
                             --------------------------------------------------
                             10.      SHARED DISPOSITIVE POWER
                                      0
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11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,989,320 (See Item 5)
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12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                              |X|
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13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           31.7% (See Item 5)
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14.        TYPE OF REPORTING PERSON*
           CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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   CUSIP NO. 68859Q 10 1             13D               PAGE 3 OF 7 PAGES
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ITEM 1.  SECURITY AND ISSUER.

         The securities to which this statement relates are the common stock, par value $.01 per share (the "Common Stock"), of Ostex International, Inc., a Washington corporation (the "Company"). The principal executive offices of the Company are located at 2203 Airport Way South, Suite 400, Seattle, Washington 98134.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) - (c) Inverness Medical Innovations, Inc., a Delaware corporation ("Inverness" or the "Reporting Person"), develops, manufactures and markets consumer health care products, including self-test diagnostic products for the women's health market and vitamins and nutritional supplements. Inverness's principal business and office address is 51 Sawyer Road, Suite 200, Waltham, Massachusetts 02453.

         Attached hereto as EXHIBIT 99.1 is a list of the directors and executive officers of Inverness which contains the information required to be provided in this statement with respect to each such person.

         (d) - (e) During the last five (5) years, neither Inverness nor, to Inverness' knowledge, any of the persons listed in EXHIBIT 99.1, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five (5) years, neither Inverness nor, to Inverness' knowledge, any of the persons listed in EXHIBIT 99.1, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Except as otherwise stated therein, each of the persons listed in
EXHIBIT 99.1 is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On September 6, 2002, Inverness, the Company and each of Thomas A. Bologna, in his individual capacity and as trustee of the Jaclyn Marie Bologna Trust, Thomas J. Cable, Elisabeth L. Evans, M.D., David R. Eyre, Ph.D., Uropa Investments, Frederic J. Feldman, Ph.D., John H. Trimmer and CH Partners IV Limited Partnership (collectively, the "Shareholders") entered into a Voting Agreement (the "Voting Agreement") and Inverness and the Company entered into a Stock Option Agreement (the "Option Agreement") as an inducement for Inverness to enter into the Merger Agreement discussed in Item 4 and in consideration thereof. Inverness has not paid additional consideration to the Shareholders or the Company in connection with the execution and delivery of the Voting Agreement and the Option Agreement. Also, Inverness has not


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   CUSIP NO. 68859Q 10 1             13D               PAGE 4 OF 7 PAGES
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specifically reserved any funds to be used to exercise the option granted under the Option Agreement if such option becomes exercisable.

         The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

ITEM 4.  PURPOSE OF TRANSACTIONS.

         (a) - (b) On September 6, 2002, the Company and Inverness entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, Geras Acquisition Corp., a wholly-owned subsidiary of Inverness ("Merger Sub"), will be merged with and into the Company, with the Company being the surviving corporation of such merger (the "Merger"). As a result of the Merger, the Company will become a wholly-owned subsidiary of Inverness. The aggregate number of shares of common stock, $.001 par value, of Inverness ("Inverness Common Stock") to be issued in the Merger in exchange for the outstanding shares of Common Stock and to be reserved for the options and warrants to be assumed by Inverness is 2.3 million shares, with each share of Common Stock expected to convert into approximately 0.1494 shares of Inverness Common Stock. Based on the Company's current capital structure, approximately
1.88 million shares of Inverness Common Stock are to be issued at closing and approximately 420,000 shares are to be reserved for assumed options and warrants. The obligations of the parties to the Merger Agreement to effect the Merger are subject to certain conditions, including the approval of the Merger by the Company's shareholders.

         Inverness entered into the Voting Agreement in connection with the Merger Agreement. Pursuant to the Voting Agreement, each of the Shareholders agreed to vote, and has granted to Inverness an irrevocable proxy and power of attorney to vote, his shares of Common Stock owned as of September 6, 2002 or acquired thereafter: (i) in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement; (ii) against (x) any Acquisition Proposal and (y) any action which could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect consummation of the transactions contemplated by the Merger Agreement and (iii) in favor of any other matter reasonably necessary for consummation of the transactions contemplated by the Merger Agreement. The term "Acquisition Proposal" is defined to include any actual or proposed (i) merger, consolidation or similar transaction involving the Company, (ii) sale, lease or other disposition, directly or indirectly, of 15% or more of the Company's assets, (iii) issuance, sale or other disposition by the Company of securities (or options to purchase, or securities convertible into, securities) representing 15% or more of the total votes associated with the Company's outstanding securities, (iv) tender offer or exchange offer where any person or group obtains beneficial ownership, or the right to acquire beneficial ownership, of 15% or more of the outstanding Common Stock, (v) recapitalization, restructuring, liquidation or dissolution or (vi) similar transaction to those described in (i) - (v), but the term "Acquisition Proposal" does not include the Merger and related transactions. The Voting Agreement also provides that each Shareholder will not take any action to directly or indirectly encumber or dispose of, or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect to, any of such Shareholder's shares of Common Stock owned as of September 6, 2002 or acquired


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   CUSIP NO. 68859Q 10 1             13D               PAGE 5 OF 7 PAGES
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thereafter. The Voting Agreement shall terminate immediately upon the earlier of: (i) the effective time of the Merger or (ii) the termination of the Merger Agreement in accordance with its terms.

         In connection with the execution of the Merger Agreement, Inverness and the Company also entered into the Option Agreement. Pursuant to the Option Agreement, the Company granted Inverness an option to purchase up to approximately 19.9% of the outstanding shares of Common Stock (currently, 2,503,661 shares) at a price of $2.39 per share. The option will become exercisable if the Merger Agreement is terminated in certain circumstances: (i) in connection with the failure of the Company to obtain shareholder approval of the Merger, if the Company or its board of directors takes or fails to take certain actions relating to an Acquisition Proposal during the one year period after such termination of the Merger Agreement; or (ii) in which Inverness would be entitled to receive the termination amount of $1.8 million from the Company under the Merger Agreement. The option will terminate upon the earliest to occur of: (i) the effective time of the Merger; (ii) 90 days after the Company pays the full $1.8 million termination amount under the Merger Agreement to Inverness; (iii) 12 months after the date on which the option first becomes exercisable; or (iv) the termination of the Merger Agreement if, upon such termination, the option is not exercisable and cannot become exercisable. Additionally, the aggregate total profit that Inverness may receive upon all exercises of the option for the cash spread as described in the Option Agreement and upon all exercises of the option and subsequent sales of the shares of Common Stock received upon exercise of the option is limited to $1.8 million less any termination amount paid to Inverness by the Company under the Merger Agreement. Inverness is also prohibited from exercising the option in circumstances where such exercise would result in Inverness exceeding this profit limit assuming that all shares of Common Stock received upon such exercise, and all other shares received upon prior exercises of the option that are still held by Inverness, are sold for a price per share equal to the closing price of the Common Stock on the immediately preceding trading day.

         The purpose of the transactions contemplated by the Voting Agreement and the Option Agreement is to consummate the transactions contemplated under the Merger Agreement.

         (c) Not applicable.

         (d) Upon the consummation of the Merger, the directors of Merger Sub immediately prior to the effective time of the Merger will be the directors of the Company, until their respective successors are duly elected or appointed and qualified. Upon consummation of the Merger, the officers of Merger Sub immediately prior to the effective time of the Merger will be the initial officers of the Company, until their respective successors are duly appointed.

         (e) Other than as a result of the Merger described in Item 4(a) above, not applicable.

         (f) Not applicable.

         (g) At the effective time of the Merger, the articles of incorporation of the Company shall be amended in their entirety to read as the articles of incorporation of Merger Sub (except that the name of the Company will remain Ostex International, Inc.), and such articles of


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   CUSIP NO. 68859Q 10 1             13D               PAGE 6 OF 7 PAGES
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incorporation will be the articles of incorporation of the Company until thereafter changed or amended in accordance with applicable law. At the Effective Time of the Merger, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time of the Merger, shall be the bylaws of the Company, until thereafter changed or amended as provided therein or by applicable law.

         (h) - (i) If the Merger is consummated as planned, the Common Stock will be deregistered under the Securities Act of 1933, as amended, and delisted from the Nasdaq National Market.

         (j) Other than described above, Inverness currently has no plans or proposals which relate to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

         References to, and descriptions of, the Merger, the Merger Agreement, the Voting Agreement and Option Agreement as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement, the Voting Agreement and the Option Agreement respectively, included as EXHIBITS 99.2, 99.3, and 99.4, respectively, to this Statement, and such agreements are incorporated herein in their entirety where such references and descriptions appear.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) Prior to September 6, 2002, Inverness was not the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of any shares of Common Stock. Upon execution of the Voting Agreement, Inverness may be deemed to have acquired sole voting power (for the purposes described in the Voting Agreement) with respect to, and beneficial ownership of, the shares of Common Stock beneficially owned by each of the Shareholders. Based on representations made by the Shareholders in the Voting Agreement, the Shareholders subject to the Voting Agreement beneficially own 3,989,320 shares of Common Stock, including 1,516,167 shares of Common Stock subject to options exercisable within 60 days of September 6, 2002. Additionally, Inverness may be deemed to beneficially own, and have sole voting and dispositve power of, the 2,503,661 shares of Common Stock subject to the Option Agreement; however, Inverness is not entitled to any rights as a shareholder of the Company with respect to the shares of Common Stock subject to the Option Agreement prior to its exercise of the option granted thereunder. As Inverness' ability to acquire Common Stock pursuant to the Option Agreement is subject to certain material contingencies, Inverness expressly disclaims beneficial ownership of the shares of Common Stock subject to the Option Agreement. The total number of shares of Common Stock that Inverness may be deemed to beneficially own is 6,492,981 shares constituting approximately 51.6% of the total issued and outstanding shares of Common Stock (based on 12,581,216 shares, the number of shares outstanding as of September 6, 2002 as represented by the Company in the Merger Agreement). The total number of shares of Common Stock that Inverness may be deemed to beneficially own, excluding those shares as to which Inverness disclaims beneficial ownership, is 3,989,320 shares constituting approximately 31.7% of the total issued and outstanding Common Stock (based on 12,581,216 shares as noted above).


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   CUSIP NO. 68859Q 10 1             13D               PAGE 7 OF 7 PAGES
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         (c) The information set forth in Item 4 above is incorporated herein by reference.

         (d) To Inverness' knowledge, each Shareholder has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock owned by such Shareholder and reported by this statement.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth under Items 4 and 5 above and the Exhibits attached hereto is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are filed as Exhibits to this statement.


         EXHIBIT NO.      DESCRIPTION
         -----------      -----------
            *99.1         Directors and Executive Officers of Inverness Medical Innovations, Inc.

             99.2         Agreement and Plan of Merger, dated as of September 6, 2002, by and among Inverness
                          Medical Innovations, Inc., Geras Acquisition Corp. and Ostex International, Inc.
                          (incorporated by reference to Exhibit 99.2 of Inverness Medical Innovation's Current
                          Report on Form 8-K filed September 9, 2002).

             99.3         Voting Agreement, dated as of September 6, 2002, by and between Inverness Medical
                          Innovations, Inc. and certain shareholders of Ostex International, Inc. named therein
                          (incorporated by referenced to Exhibit 99.3 of Inverness Medical Innovations, Inc.'s
                          Current Report on Form 8-K filed September 9, 2002).

             99.4         Stock Option Agreement, dated as of September 6, 2002, by and between Inverness
                          Medical Innovations, Inc. and Ostex International, Inc. (incorporated by reference to
                          Exhibit 99.4 of Inverness Medical Innovations Inc.'s Current Report on Form 8-K filed
                          September 9, 2002).


*        Filed herewith


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                                   SIGNATURES

       After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                     Inverness Medical Innovations, Inc.


Date:  September 16, 2002            By:  /s/ Paul T. Hempel
                                          -------------------------------------
                                          Name:  Paul T. Hempel
                                          Title: General Counsel and Secretary